SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID: 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM REGISTRATION No. 1431-1

MINUTES OF THE EIGHTY-SEVENTH EXTRAORDINARY MEETING
OF THE BOARD OF DIRECTORS
HELD ON JANUARY 15, 2009

On January 15, 2009, at 2:00 p.m., the undersigned members of the Company’s Board of Directors met at the Company’s headquarters at Rua Coronel Dulcídio nº 800 - 10º andar, Curitiba - PR. With the meeting convened, João Bonifácio Cabral Júnior, Chairman of the Board, greeted all those present and declared that the meeting had been called to deliberate on: 1. The Election of the new Executive Board, given the completion of the previous Executive Board’s term of office on December 31, 2008. The Chairman then declared, in relation to item 1 of the agenda, that since the previous Executive Board’s mandate had finished on December 31, 2008, and bearing in mind the difficulty of holding a Board of Directors meeting in the first week of the current year, the Board would now elect the new Executive Officers for the three-year period between January 1, 2009 and December 31, 2011. After due appreciation, the Board, by a majority vote, reelected all members of the previous Executive Board, as follows: a) as CEO: RUBENS GHILARDI, Brazilian, married, economist, bearer of ID card (RG) no. 289.832 -PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 159.118.109 -72, resident and domiciled at Rua Governador Agamenon Magalhães, 770, Tarumã, Curitiba - PR; b) as Chief Distribution Officer: RONALD THADEU RAVEDUTTI, Brazilian, married, economist, bearer of ID card (RG) no. 784.695 -9-PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 147.660.439 -87, resident and domiciled at Av. Silva Jardim, 1502, ap. 82, Curitiba - PR; c) as Chief Administrative Officer: ANTONIO RYCHETA ARTEN, Brazilian, married, degree in accounting, bearer of ID card (RG) no. 947.610/SSP/PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 160.413.569 -72, resident and domiciled at Rua General Anor Pinho, 668 - Boa Vista, Curitiba - PR; d) as Chief Engineering Officer: LUIZ ANTÔNIO ROSSAFA, Brazilian, married, agronomist, bearer of ID card (RG) no.1.181.371/SSP -PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 186.865.839 -20, resident and domiciled at Rua Bruno Filgueira, 2045 - ap. 201, Curitiba - PR; e) as Chief Financial, Investor Relations and Shareholdings Control Officer: PAULO ROBERTO TROMPCZYNSKI, Brazilian, divorced, lawyer, bearer of ID card (RG) no. 460.824 -PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 010.355.689 -34, resident and domiciled at Avenida Anita Garibaldi, 491, ap. 123, Curitiba - PR; f) as Chief Generation, Transmission and Telecommunications Officer: RAUL MUNHOZ NETO, Brazilian, married, mechanical engineer, bearer of ID card (RG) no. 3.338.368 -7/PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 000.912.439 -04, resident and domiciled at Rua Padre Agostinho, 1835 - ap. 1301 - Mercês - Curitiba – PR; and g) as Chief Legal Officer: ZUUDI SAKAKIHARA, Brazilian, married, lawyer, bearer of ID card (RG) no. 370.088 -7-PR, inscribed in the individual roll of taxpayers (CPF/MF) under no. 005.030.889 -00, resident and domiciled at Rua Euzébio da Mota, 46 - Curitiba - PR. There being no further business to discuss, the Chairman thanked everyone for their participation and brought the meeting to a close.______________________________

JOÃO BONIFÁCIO CABRAL JÚNIOR Chairman	RUBENS GHILARDI Executive Secretary

JORGE MICHEL LEPELTIER	LAURITA COSTA ROSA

LUIZ ANTONIO RODRIGUES ELIAS	MUNIR KARAM

NELSON FONTES SIFFERT FILHO	NILDO ROSSATO

ROGÉRIO DE PAULA QUADROS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.